Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-140064

Dated March 7, 2007

TYCO INTERNATIONAL LTD.

Free Writing Prospectus Published or Distributed by Media

On March 4, 2007, The South Florida Sun-Sentinel, a daily newspaper, as well as its online publication, Sun-Sentinel.com, published an article concerning Tyco International Ltd, the full text of which is reproduced below.

Clarifications and Corrections

The article published by The South Florida Sun-Sentinel and by Sun-Sentinel.com was not prepared by or reviewed by Tyco prior to its publication, nor was Tyco aware of the publication of the article prior to March 4, 2007. Statements in the article that are not attributed directly to Mr. Robinson or based on, or derived from, Tyco’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by Tyco.

For purposes of clarification, it should be noted that:

1.             The reference in the ninth paragraph of the article to the anticipated cost of the spin-off does not fully address the company’s current cost estimates. Current information concerning the amount, nature and timing of the costs of the spin-offs has been provided in the registration statement on Form S-1 filed by Tyco with the SEC.

2.             The information regarding the proposed reverse share split included in the ninth, tenth and eleventh paragraphs of the article is incomplete and could be confusing to the reader.  The registration statement on Form S-1 and Tyco's definitive proxy statement on Form 14A filed with the SEC on January 30, 2007 should be consulted for a discussion of the proposed reverse share split.  Tyco does not anticipate conducting the reverse share split prior to the spin-offs.

Full Text of The South Florida Sun-Sentinel and Sun-Sentinel.com Article

Tyco is splitting into three companies
By Marcia Heroux Pounds
South Florida Sun-Sentinel
Posted March 4 2007

As David Robinson talks about the new Tyco International, he is almost giddy.

Robinson, president of Tyco Fire & Security in Boca Raton, has spent the past four years putting people and systems in place as the company restructured. And his work intensified in the last year as he has prepared for the parent company’s split into three separate businesses, expected this spring.

Robinson and the Tyco executive team are eager to realize their goal: Focusing on businesses that make sense operating together instead of Tyco’s wide-ranging conglomerate, which has been difficult to manage.

When the worldwide company divides, the Tyco International name will stay with the business that is primarily fire and security protection including ADT, which bases its worldwide and North American security services in Boca Raton.

Tyco Fire & Security will benefit from the split because management will be able to focus on building value, Robinson said. The division hopes to replicate in Europe success it has had with ADT security systems in North America. It also is finding new business opportunities in homeland security and in monitoring services. “Employees are excited about the steady growth we’re starting to rack up,” he said.

The new Tyco International will include more than $18 billion in businesses worldwide and 115,000 employees, of which 1,500 work in South Florida. Tyco’s remaining businesses of health care and electronics — not located here — will operate as independent entities.

For many, it is a welcome era compared with the company’s darker times of SEC investigations, the conviction of former chief executive L. Dennis Kozlowksi for fraud in 2005, and shareholder lawsuits — a period Boca Raton employees referred to as the “swirl.”

A split into separate businesses “is the most effective way to allow these companies to pursue their own individual effective growth strategies and to ensure long-term shareholder value,” said Tyco International Chief Executive Edward Breen at last year’s announcement of the breakup plan.

The separation, which is costing $1 billion to execute, is expected by the end of the second quarter. It doesn’t have to be approved by shareholders. But shareholders will be asked at Thursday’s annual meeting to vote on a reverse stock split to complete the transaction: a tax-free spinoff of the health-care and electronics businesses to its shareholders.

If Tyco International’s stock price were $30 on the day of the reverse split, for example, shareholders who own four shares would receive one share worth approximately $120. “The goal with a reverse stock split is to reduce share count and help ensure the shares of these companies upon separation are more appropriately valued against their peers,” said Sheri Woodruff, spokeswoman for Tyco International.

When the company eventually is divided into three, shareholders will receive three shares valued at a total of approximately $120 — or whatever the market price is at the time. The individual shares will be valued depending on company size, market capitalization, bond rating and other factors.

If this idea seems like it’s déjà vu all over again that’s because former CEO Kozlowski tried to divide the company after rolling up businesses to make it the widespread global conglomerate it is today. One of those acquisitions was Boca Raton-based Sensormatic Electronics, which continues to be a Tyco brand today. Ultimately, Kozlowski’s plan fell apart amid accounting scandals.

“As we saw with Dennis, it did get out of hand. It was an invitation to abuse,” said Nell Minow, editor of the Corporate Library, a Web site and research organization that focuses on corporate governance. Still, she said, “Dennis was right about splitting them up.”

Kozlowski and former Chief Financial Officer Mark Swartz, both of whom lived in Boca Raton, were sentenced to up to 25 years in prison after convictions on multiple counts of grand larceny, conspiracy, securities fraud and falsifying business records. Breen was named CEO in 2002.

“It’s almost always better for shareholders to have companies split up,” Minow said.

The individual companies “stand or fall on their own merits. It removes all the layers of bureaucracy and inefficiencies,” Minow said.

In Boca Raton, Robinson says life at Tyco Fire & Security will continue pretty much the same — except he’ll be making more trips north to the U.S. headquarters in Princeton, N.J. Breen and Chief Financial Officer Chris Coughlin are slated to head the new Tyco International from their current office there.

The new Tyco International will consist of Fire & Security, including the Latin American operations, ADT alarms for North America and Worldwide, SimplexGrinnell fire-safety products, a valve and pipe business, and electrical and metal products. All these businesses are managed out of Boca Raton except corporate, valves and pipes, and electrical and metal products.

But analyst Carter Shoop of Deutsche Bank downgraded Tyco stock from “buy” to “hold” after the company’s first-quarter earnings showed slow organic growth — sales that do not include acquisitions — in the Fire & Security segment. Shoop says he is waiting for “more restructuring benefits.”

Robinson points to the quarter’s improved recurring revenue — predictable sales from ongoing customers — at its prime business, ADT Security Systems, which sells alarms to residential and commercial customers. ADT, which for years sold its systems and service through outside sales people, has invested in an in-house sales force to improve customer retention.

He said ADT also is choosier about its customers. Once, ADT offered its alarm systems for zero down, but customers had no incentive to stay with the service. Today’s customers now have to invest in the equipment. “We’re each investing in the future of our relationship,” Robinson said.

ADT managers are seeking to replicate its North American system in Europe, where sales have been flat. Not everyone was working with the same rules, Robinson says, but that’s changing. “It’s the playbook for doing the install and service — this is how you make money, this is how you make the customer happy.”

In the United States, homeland security has been a growing business for ADT. The company is developing federal employee “smart cards” that identify workers with biometrics such as fingerprints and verify clearance. ADT also recently was given a certification under a federal act that provides incentives for developing anti-terrorism technologies for homeland security.

Meanwhile, Tyco continues to restructure. Robinson said the Boca Raton operations have been fairly stable for four years now, but that there would be some “changes department to department,” mostly involving the headquarters operation. A “handful” of Tyco Fire & Security executives are moving to work to the headquarters near Princeton, N.J.

Future business will involve a combination of Tyco International products. ADT has a division that sells monitoring equipment to caregivers of the elderly, for example. Robinson sees that type of monitoring system being expanded for other uses in the home and business.

ADT has introduced a monitoring service that keeps track of medications taken by the elderly and gives seniors emergency access to health professionals. The product has the potential of reducing medical costs for individuals, employers and health insurers, the company says.

Robinson also is excited about a new service for restaurants and retailers that allows workers to deliver supplies in the middle of the night. ADT opens the store doors remotely and monitors the delivery, notifying the police if there are problems. “It truly is electronic security,” he says.

Marcia Heroux Pounds can be reached at mpounds@sun-sentinel.com or 561-243-6650.
Copyright © 2007, South Florida Sun-Sentinel

FORWARD-LOOKING STATEMENTS

This free writing prospectus may contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The forward-looking statements in this free writing prospectus include statements addressing Tyco’s future financial condition and operating results as well as the anticipated timing and results of the planned spin-off, including its impact on the company’s growth opportunities. Economic, business, competitive or regulatory factors affecting the spin-off transaction and Tyco’s businesses are examples of factors, among others, that could cause actual results to differ materially from those described in the forward-looking statements. Tyco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in Tyco’s registration statement on Form S-1, first filed with the SEC on January 18, 2007.

Tyco International Ltd. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Tyco has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-609-720-4333.